UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 2011

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On December 16, 2011, Rosetta Genomics Ltd. (the “Company”) closed a transaction pursuant to which the Company has sold all of the ordinary shares of Rosetta Green Ltd. (“Rosetta Green”) held by the Company to certain purchasers (the “Purchasers”).  The transaction was effected pursuant to a Share Transfer Agreement (the “Agreement”), dated December 13, 2011, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated by reference herein.  Prior to the transaction, the Company owned approximately 50.03% of the outstanding ordinary shares of Rosetta Green, which is publicly traded on the Tel Aviv Stock Exchange (TASE).

Under the terms of the Agreement, the Company received an upfront payment of $900,000 for the Rosetta Green ordinary shares.  In addition, the Company could receive an additional payment of $2,000,000 if Rosetta Green is acquired within three years from the date of signing of the Agreement and if certain other conditions are met.  The foregoing is a summary description of the terms and conditions of the Agreement and is qualified in its entirety by reference to the Agreement, which is incorporated by reference herein.

A copy of a press release, dated December 19, 2011, announcing the transaction is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

In addition, Ayelet Chajut, Ph.D., the Company’s Executive Vice President, R&D, Head of Molecular Biology, has resigned to pursue other opportunities.  Dr. Chajut’s resignation will be effective on or about January 12, 2012.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Exhibits

Exhibit Number	Description of Exhibit

10.1	Share Transfer Agreement, dated December 13, 2011, by and between Rosetta Genomics Ltd. and the Purchasers set forth on the signature pages thereto.

99.1	Press release dated December 19, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: December 19, 2011	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin
President and Chief Executive Officer